Rec'd 7/19/02

02023469

IANGE COMMISSION
D.C. 20549

VP 8-5-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
~~8-034569~~
8-46477

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

Pactual Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

RECD S.E.C.
JUL 19 2002

527 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina de Castro (212) 702-4100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
757 Third Avenue	New York	NY	10017

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VP 8-5-02

OATH OR AFFIRMATION

I, Christina de Castro, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pactual Capital Corporation as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christina de Castro
Principal and Administrative Manager

Sworn before me on the 14th February, 2002

Notary Public

DENISE ALMODOVAR
Notary Public, State of New York
No. 01AL6055039
Qualified in New York County
Commission Expires Feb. 20, 200_

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholders of
Pactual Capital Corporation:

We have audited the accompanying statement of financial condition of Pactual Capital Corporation as of December 31, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pactual Capital Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

March 27, 2002

PACTUAL CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	11,903,187
Cash segregated under Federal and other regulations		50,496
Receivables from broker-dealers and clearing organizations		214,524
Receivables from affiliates		130,000
Furniture, equipment, and leasehold improvements net of accumulated depreciation and amortization of $503,328		383,326
Total assets:	$	12,681,533

Liabilities and Shareholders' Equity

Accounts payable, accrued expenses, and other liabilities		161,009
Total liabilities		161,009
Shareholders' equity		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding		10
Additional paid-in capital		13,129,990
Accumulated deficit		(609,476)
Total shareholders' equity		12,520,524
Total liabilities and shareholders' equity	$	12,681,533

See accompanying notes to financial statements.

PACTUAL CAPITAL CORPORATION

Statement of Operations

Year ended December 31, 2001

Revenues:		
Consulting fees	$	681,890
Interest		448,606
Commissions		751,103
Miscellaneous income		8,649
Total revenues		1,890,248
Expenses:		
Employee compensation and benefits		586,069
Occupancy		348,413
Clearance and quotation services		231,799
Floor brokerage expense		192,236
Depreciation and amortization		166,458
Professional fees		133,974
Travel and entertainment		99,800
Communications		81,702
Regulatory fees		9,330
Office supplies		23,613
Other		11,424
Total expenses		1,884,818
Income before income tax expense		5,430
Provision for income taxes		57,015
Net loss	$	(51,585)

See accompanying notes to financial statements.

(1) Organization

Pactual Capital Corporation (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Security Dealers, Inc. The Company is 99% owned by Pactual Capital International (the Parent).

The Company acts as a broker for Brazilian equity securities and American Depository Receipts (ADRs) to U.S. institutional investors.

(2) Summary of Significant Accounting Policies

Cash and cash equivalents are defined as amounts which are readily convertible into cash and highly liquid investments with a maturity of three months or less. This includes U.S. Commercial paper of $11 million maturing on January 2, 2002.

Commission income and related expenses are accounted for on a settlement-date basis and if significant, adjustments are made to a trade date basis.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, equipment, and leasehold improvements are stated at amortized cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the respective lease.

The Company records income taxes utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

(3) Clearance Agreements

The Company has a clearance agreement (the Agreement) with U.S. Clearing Corporation (U.S. Clearing). U.S. Clearing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (SEC). Under the terms of the agreement, U.S. Clearing clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations, should a customer of the Company defaults. The Company also clears customer Brazilian securities transactions on a delivery versus payment basis through its local brokers. Accordingly, the Company is exempt from the SEC Rule 15c3-3 pursuant to provision (k)(2)(i) and (k)(2)(ii), respectively, of such rule.

PACTUAL CAPITAL CORPORATION

Notes to Financial Statements

December 31, 2001

(4) Commitments

The Company leases office space under an agreement which expires on September 30, 2004. Future minimum rental commitments under the lease agreement are as follows:

For the year ending:		
2002	$	191,292
2003		191,292
2004		143,469
	$	526,053

(5) Related Party Transactions

The Company has an agreement (the Agreement) with Banco Pactual S.A. (BP), pursuant to Rule 15a-6, promulgated under the Securities Exchange Act of 1934. Among other terms and conditions contained in the Agreement, commissions generated pursuant to certain customer transactions are divided evenly between the Company and BP. During 2001, the Company earned $121,336, of which $20,745 is included in receivables from broker-dealers and clearing organizations as of December 31, 2001.

The Company receives fees from POBT Bank and Trust Limited for consulting services provided. The fees earned are equal to the cost incurred by the Company for salaries, employee benefits and rent. During 2001, such fees amounted to $681,890, of which $130,000 is included in receivable from affiliate.

The Company has deposited $595,447 in a floating interest bearing account with POBT Bank and Trust Limited, as of December 31, 2001. The amount is included in the cash and cash equivalents balance as of December 31, 2001.

(6) Income Tax

The income tax provision of $57,015 is for federal, state and local income taxes for the year ended December 31, 2001. The Company has a deferred tax asset in the amount of $146,178 related primarily to net operating losses which will begin to expire in the year 2020 and can be offset against future taxable income. However, a valuation allowance of $146,178 has been established at December 31, 2001 against the deferred tax asset.

(7) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. The Company's net capital was $11,384,700, which was $11,134,700 in excess of its required net capital of $250,000.

(Continued)

The SEC may by order restrict, for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(8) Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve executions and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.